FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   May 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(An Israeli Corporation)
INDEX

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in millions, except earnings per ADR)
(Unaudited)

	Three Months Ended March 31,	
	2003	**2002**
Net Sales	$ 757.4	$ 545.1
Cost of Sales	409.0	306.6
Gross Profit	348.4	238.5
Research and development expenses:		
Total expenses	49.7	40.0
Less – participations and grants	3.3	4.9
	46.4	35.1
Selling, general and administrative expenses	122.7	92.2
Operating income	179.3	111.2
Financial expenses – net	4.0	7.3
Income before income taxes	175.3	103.9
Income taxes	37.7	18.3
	137.6	85.6
Share in profits of associated companies - net	0.1	0.5
Minority interests in profits of subsidiaries - net	-	(0.5)
Net income	$ 137.7	$ 85.6
Earnings per ADR:		
Basic	$ 0.52	$ 0.32
Diluted	$ 0.50	$ 0.32
Weighted average number of ADRs (in millions):		
Basic	265.1	264.4
Diluted	282.8	280.8

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	March 31, 2003	December 31, 2002
	Unaudited	Audited
ASSETS		
Current assets:		
Cash and cash equivalents	$ 929.4	$ 809.9
Short-term investments	214.7	235.7
Accounts receivable:		
Trade	822.4	855.8
Other	247.0	218.9
Inventories	832.7	781.1
Total current assets	3,046.2	2,901.4
Investments and other assets	371.5	313.5
Property, plant and equipment, net	694.4	675.4
Intangible assets and debt issuance costs, net	177.8	176.2
Goodwill	582.8	560.3
Total assets	$ 4,872.7	$ 4,626.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term credit	$ 206.7	$ 176.1
Accounts payable and accruals	849.6	785.7
Convertible senior debentures	563.8	562.4
Total current liabilities	1,620.1	1,524.2
Long-term liabilities:		
Deferred income taxes	35.9	43.7
Employee related obligations	67.6	63.2
Loans and other liabilities	352.6	351.4
Convertible senior debentures	810.0	810.0
Total long-term liabilities	1,266.1	1,268.3
Total liabilities	2,886.2	2,792.5
Minority interests	4.9	4.9
Shareholders' equity:		
Ordinary shares of NIS 0.10 par value;		
March 31, 2003 and December 31, 2002:		
authorized – 999.6 million shares; issued and		
outstanding – 263.7 million shares and		
263.2 million shares, respectively	34.0	33.9
Additional paid-in capital	489.3	481.5
Deferred compensation	(0.1)	(0.1)
Retained earnings	1,465.4	1,345.7
Accumulated other comprehensive income	42.6	17.3
Cost of company shares held by subsidiaries - March 31, 2003		
and December 31, 2002 - 4.5 million ordinary shares		
and 4.6 million ordinary shares, respectively	(49.6)	(48.9)
Total shareholders' equity	1,981.6	1,829.4
Total liabilities and shareholders' equity	$ 4,872.7	$ 4,626.8

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)
(Unaudited)

	Three Months Ended march 31,	
	2003	**2002**
Cash flows from operating activities:		
Net Income	$ 137.7	$ 85.6
Adjustments to reconcile net income to net cash provided by operating activities:		
Income and expenses not involving cash flows	7.4	19.6
Changes in certain assets and liabilities	58.5	(2.2)
Net cash provided by operating activities	203.6	103.0
Cash flows from investing activities:		
Purchase of property, plant and equipment	(36.9)	(27.4)
Acquisition of intangible assets	(5.3)	(1.6)
Proceeds from sale of property, plant and equipment	0.4	7.9
Acquisition of long-term investments and other assets	(83.3)	(157.5)
Proceeds from sale of long term investments	5.2	-
Net decrease in short-term investments	23.4	10.4
Net cash used in investing activities	(96.5)	(168.2)
Cash flows from financing activities:		
Proceeds from exercise of options by employees	10.0	0.8
Cost of acquisition of Company shares, net of proceeds from sale	(0.6)	(0.9)
Long-term loans received		4.8
Discharge of long-term loans and other long-term liabilities	(3.2)	(0.2)
Net increase (decrease) in short-term credit	20.4	(43.4)
Dividends paid	(18.0)	(10.5)
Net cash provided by (used in) financing activities	8.6	(49.4)
Translation differences on cash balances of certain subsidiaries	3.8	(0.5)
Net increase (decrease) in cash and cash equivalents	119.5	(115.1)
Balance of cash and cash equivalents at beginning of period	809.9	768.9
Balance of cash and cash equivalents at end of period	$ 929.4	$ 653.8

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in millions)
(Unaudited)

NOTE 1 – Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Teva Pharmaceutical Industries Limited (the "Company"). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company's audited financial statements included in the Company's report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Earnings per American Depository Receipt ("ADR"):

Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares and ordinary "A" shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures due 2005, using the if-converted method, by adding to net income interest expense on these debentures and issuance costs, net of tax benefits, and by adding the weighted average number of shares issued upon assumed conversion of these debentures (no account was taken of the potential dilution that could occur upon the conversion of the convertible senior debentures due 2021 and 2022, since as at March 31, 2003, the conditions necessary for conversion of such debentures have not been satisfied); and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

NOTE 3 – Stock based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income and earning per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Three Months Ended March 31,	
	2003	**2002**
	In millions, except earnings per ADR	
Net income, as reported	$ 137.7	$ 85.6
Add: amortization of deferred compensation related to employee stock option plans, included in consolidated statements of income, net of related tax effect	*	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	13.3	14.7
Pro forma net income	$ 124.4	$ 70.9
Earnings per ADR		
Basic – as reported	$ 0.52	$ 0.32
Basic – pro forma	$ 0.47	$ 0.27
Diluted – as reported	$ 0.50	$ 0.32
Diluted – pro forma	$ 0.45	$ 0.26

* Represents an amount of less than $0.1 million

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in millions)
(Unaudited)

NOTE 4 – Inventories:
Inventories consisted of the following:

	March 31, 2003	December 31, 2002
	Unaudited	Audited
Raw and packaging materials	$ 213.0	$ 210.8
Products in process	140.5	133.4
Finished products	395.2	370.4
Purchased products	71.9	60.1
	820.6	774.7
Materials in transit and payments on account	12.1	6.4
	$ 832.7	$ 781.1

NOTE 5 – Comprehensive income:
Comprehensive income for the Company is as follows:

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Net income	$ 137.7	$ 85.6
Other comprehensive income, net of tax:		
Unrealized gain (loss) from available-for-sale securities-net	1.0	(5.2)
Translation of non-dollar-currency financial statements of subsidiaries and associated companies	24.3	(0.9)
	$ 163.0	$ 79.5

NOTE 6 – Financial information by business segment:
a. Financial data relating to reportable operating segments:

	Pharmaceutical	API**	Other	Total
Three month period ended March 31, 2003:				
Net sales:				
To unaffiliated customers	$ 664.8	$ 88.1	$ 4.5	$ 757.4
Intersegment		80.6	0.1	80.7
Total net sales	$ 664.8	$ 168.7	$ 4.6	$ 838.1
Operating income	$ 135.8	$ 70.7	*	$ 206.5
Three month period ended March 31, 2002:				
Net sales:				
To unaffiliated customers	$ 478.9	$ 61.5	$ 4.7	$ 545.1
Intersegment	-	46.4	0.1	46.5
Total net sales	$ 478.9	$ 107.9	$ 4.8	$ 591.6
Operating income	$ 86.3	$ 44.3	*	$ 130.6

* Represents an amount of less than $0.1 million
** Active Pharmaceutical Ingredients

5

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in millions)
(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended March 31,	
	2003	**2002**
Total operating income of reportable Segments	$ 206.5	$ 130.6
Amounts not allocated to segments:		
Profits not yet realized	(15.3)	(11.3)
General and administration expenses	(10.8)	(9.2)
Other income (expenses)	(1.1)	1.1
Financial expenses – net	(4.0)	(7.3)
Consolidated income before income taxes	$ 175.3	$ 103.9

NOTE 7 – Commitments and contingencies:
On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen. The district court ruled that the U.S. patent is invalid as obvious. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. 2002 annual sales of the branded product in the U.S. were estimated to be approximately $108 million. In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg. Knoll has appealed the district court's judgment and that appeal is pending. Although Teva believes that the findings of fact and legal conclusions of the district court are well founded and that the decision will be upheld, were Knoll to be successful in its appeal, Teva USA could be required to pay damages to Knoll related to the sales of Teva USA's Hydrocodone Bitartrate and Ibuprofen Tablets and enjoined from selling that product. No provision for these matters has been included in the accounts.

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian Generic Drug Manufacturers, including Novopharm Limited, a Teva subsidiary. The claims seek to proceed with a class action for damages based on alleged marketing practices of Generic Drug Manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval and Novopharm intends to contest the authorization of both as class actions. In addition, Novopharm has been advised by counsel that it has meritorious defenses and intends to defend these cases vigorously. No provision for these matters has been included in the accounts.

On April 30, 2003, GlaxoSmithKline and Teva announced the settlement of all litigation pending between them relating to the patent actions regarding Nabumetone, the generic version of GSK's Relafen® and the antitrust claims asserted by Teva related to such patent litigation. The nature of the consideration to Teva involved in this settlement could vary depending upon the outcome of Hart-Scott Rodino review and the applicable waiting period. Teva expects to record the financial impact of this settlement in the second quarter.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations
Comparison of Three Months Ended March 31, 2003 to
Three Months Ended March 31, 2002

General

The substantial increase in sales on a consolidated basis in the first quarter of 2003 over the first quarter of 2002 (39%) and a more significant increase in the rate of net income (61%), continue the trend recorded in recent quarters. The main factors affecting the quarter were:

- US generic pharmaceutical sales grew significantly ($107 million; 48%) as a result of continued strong sales of Amox/Clav, first introduced during the fourth quarter of 2002, as well as three new generic products launched in the U.S. during the quarter (the most significant being Mirtazapine), and ten other generic products that were not sold during the comparable quarter of 2002.
- European generic pharmaceutical sales benefited from organic growth in Hungary, Italy, Germany and The Netherlands, the consolidation of the sales of Teva Classics in France as well as the strengthening of the European currencies (Euro, Hungarian Forint and U.K. Pound Sterling).
- Copaxone® global in-market sales grew 43% over the comparable period in 2002 as a result of continued success in the North American market, as well as a strong entry into European markets.
- Gross R&D and SG&A, as a percentage of sales, were 6.6% and 16.2%, respectively, both figures lower than those of the comparable quarter last year.
- Tax rate of 21.5% is significantly higher than that of the comparable quarter (17.6%) and represents the expiration of certain tax benefits relating to Copaxone® as well as a different source mix of income.
- Profitability is at its highest level ever, with a gross profit margin of 46% and a net earnings margin of 18.2%.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Three Months Ended March 31,		Period to Period Percentage
	2003	**2002**	**Change**
Net Sales	100.0%	100.0%	39.0%
Gross Profit	46.0%	43.8%	46.0%
Research and Development Expenses:			
Total expenses	6.5%	7.3%	24.0%
Less participations & grants	0.4%	0.9%	(32.5%)
R&D Expenses — net	6.1%	6.4%	31.9%
Selling, General and Administrative			
Expenses	16.2%	17.0%	32.6%
Operating Income	23.7%	20.4%	61.7%
Financial Expenses — net	0.5%	1.3%	(45.2%)
Income Before Income Taxes	23.2%	19.1%	68.7%
Net Income	18.2%	15.7%	61.0%

Sales – General

Consolidated sales for the three months ended March 31, 2003 were $757 million, an increase of 39% over the comparable quarter of 2002, predominantly driven by organic growth.

Sales By Geographical Areas

	U.S. Dollars In Millions First Quarter,			
	2003	**2002**	**% Change**	**% of Total**
North America	480.7	338.1	42%	64%
Europe	191.8	127.9	50%	25%
Rest of the World	84.9	79.1	7%	11%
Total	**757.4**	**545.1**	**39%**	**100%**

Sales By Business Segments

	U.S. Dollars In Millions First Quarter,			
	2003	**2002**	**% Change**	**% of Total**
Pharmaceuticals	664.8	478.9	39%	88%
A.P.I. *	88.1	61.5	43%	11%
Other	4.5	4.7	(4%)	1%
Total	**757.4**	**545.1**	**39%**	**100%**

*Third party sales only.

Pharmaceutical Sales

Teva's consolidated pharmaceutical sales during the three months ended March 31, 2003 were $665 million, comprising approximately 88% of Teva's total revenue and representing an increase of 39% over the first quarter of 2002. The following table shows the geographic breakdown of these sales.

Pharmaceutical Sales

| | U.S. Dollars In Millions First Quarter, | | | |
	2003	2002	% Change	% of Total
North America	426.8	303.4	41%	64%
Europe	162.6	104.3	56%	25%
Rest of the World	75.4	71.2	6%	11%
Total	**664.8**	**478.9**	**39%**	**100%**

North America

Pharmaceutical sales in North America for the three months ended March 31, 2003 reached $427 million, an increase of 41% over the comparable quarter of 2002. This increase was primarily attributable to continued strong sales of Amox/Clav, launched in the fourth quarter of 2002 and Mirtazapine, launched during this quarter. In addition, two other generic products that were launched during the quarter (Tamoxifen Citrate, and Amoxicillin bid suspension), and ten additional generic products that were not sold in the comparable quarter (Fenofibrate, Torsemide, Tramadol, Lisinopril and Lisinopril HCTZ, Tizanidine HCl, Nifedipine ER, Cefaclor ER, Nizatidine and Pergolide), as well as increased sales of Copaxone® positively impacted sales. This increase in North American pharmaceutical sales was primarily the result of an increase in sales in the United States, with a modest increase in Canadian sales.

According to IMS data, during the quarter ended March 31, 2003, Teva's U.S. subsidiary ranked first among all generic pharmaceutical companies, both in terms of new, as well as total retail prescriptions.

In March 2003, Teva's Amox/Clav and Mirtazapine achieved a market share of 42% and 56%, respectively, according to IMS data.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the first quarter of 2003 and subsequently:

Generic Product Name	Approval Date	Innovator Product Brand Name
Carboplatin	January 2003*	Paraplatin®
Mirtazapine**	January 2003	Remeron®
Tamoxifen	January 2003	Nolvadex®
Metformin ER	March 2003*	Glucophage®
Hydrocodone/Ibuprofen	April 2003	Vicoprofen®

* Tentative approval/approvable.
** Marketing exclusivity under Para.IV status.

As of April 17, 2003, 60 product applications, some significant, were awaiting FDA approval. These include 12 applications for which tentative FDA approval has already been granted. Collectively, the products covered by these 60 applications have corresponding annual U.S. branded sales of approximately $43 billion. Of these 60 applications, 39 were submitted pursuant to a Paragraph IV procedure. To the extent that Teva was the first to file such Paragraph IV certifications, it should be eligible for 180-day marketing exclusivity. Teva believes it is first-to-file on 17 of these applications, with annual U.S. branded sales of approximately $8 billion.

Europe

Teva's pharmaceutical sales in Europe were $163 million in the quarter ended March 31, 2003, an increase of approximately 56% over the first quarter of 2002. In addition to the Euro revaluation of approximately 22% against the U.S. dollar on a quarterly average base comparison, this increase was primarily driven by higher generic sales in Hungary, Italy, Germany and The Netherlands. Other contributors were the consolidation of the sales of Teva Classics in France and the continued penetration of Copaxone® in several European countries, with the most significant being Germany. In Hungary the new governmental product and price list was published in February, which resulted in the launch of several new products as well as moderate price increases. In The Netherlands, new products (mainly Omeprazole) increased both sales and market share, while in the UK price erosion in certain of Teva's key products decreased sales over the comparable quarter**.**

Due to a government decision, published in the first quarter of 2003, the reimbursement system in The Netherlands is about to change significantly, with restrictions on the reimbursement price for certain products and a 9% clawback for all other products. Implementation is expected during May 2003. The impact on pricing is not yet fully known.

A change in the reimbursement system is also anticipated in France. The change is aimed at encouraging generic usage by reducing reimbursement on certain branded products to the level of their generic equivalents.

Rest of the World

Israeli pharmaceutical sales, which accounted for 9% of consolidated pharmaceutical sales this quarter, totaled $59.9 million, an increase of 5% compared to the first quarter of 2002. However, without the effect of the 5% devaluation (on a quarterly average base comparison) of the New Israeli Shekel (NIS) relative to the U.S. dollar, sales increased by 10%.

Pharmaceutical sales in Teva's other international markets increased by 11% from the comparable quarter due to higher sales in Asia, Africa and the CIS that were partially offset by lower sales to Latin America as a result of measures taken by Teva to reduce risks.

Copaxone®

During the first quarter of 2003, global in-market sales of Copaxone®, Teva's leading drug, totaled $156 million, an increase of 44% over the comparable quarter of 2002. The successful penetration of Copaxone® in Europe is reflected in Europe's increasing share of global sales, with sales in the United States accounting for 70% of global Copaxone® sales in the quarter as compared with 79% in the comparable quarter of 2002. In addition, increased sales were recorded in the U.S. due to the successful launch of the pre-filled syringe in April 2002. In response to user input, and as part of Teva's continued efforts to improve patient ease-of-use, Teva recently introduced an improved needle to the pre-filled syringe and is continuing work on a second-generation auto-inject device. According to IMS monthly data, Copaxone® U.S. market share was 27.7% in March 2003, in terms of total prescriptions. In Europe, Copaxone® continued its penetration in several countries, including Austria, Belgium, Germany, Greece, Ireland, Italy, The Netherlands, the Nordic countries and Spain.

During the recent American Academy of Neurologists conference, several important presentations were delivered regarding Copaxone®, including:

- Pregnancy Outcomes in Patients with Multiple Sclerosis Treated with Copaxone®

- Onset of Clinical Benefit of Copaxone® in 255 Patients with Relapsing Remitting Multiple Sclerosis

- Copaxone® Slows Sustained Accumulated Disability in Relapsing Multiple Sclerosis: Meta-Analysis Results of Three Double-Blind, Placebo-Controlled Clinical Trials

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva's pharmaceutical businesses, increased 56% over the comparable period, to a total of $169 million. API sales to third parties were approximately $88 million, 43% more than the same period last year, and represented 11% of Teva's consolidated sales for the quarter. This increase in sales to third parties is the result of higher sales of certain products in the U.S. and increased demand for API products worldwide, as well as the first time inclusion of sales of Teva

Pharmaceutical Fine Chemicals S.r.l. The higher proportion of inter-company sales reflected the strategic importance of vertical integration.

Gross Profit

The gross profit margin for the quarter reached 46.0%, compared with 43.8% in the comparable quarter of 2002. This quarter's margin is exceptionally high and reflects mostly a very favorable product mix, a stable pricing environment in the U.S., and continued manufacturing synergies.

Research and Development (R&D) Expenses

Gross R&D expenses during the quarter ended March 31, 2003 amounted to $50 million, an increase of approximately 24% as compared to the same period last year. Gross R&D as a percentage of sales reached 6.6% this quarter, slightly lower than the 7.3% in the comparable quarter of 2002.

Net R&D expenses, which amounted to $46 million in the first quarter of 2003, were 32% higher than during the comparable quarter of 2002. The increase in R&D expenses is attributable to increased generic R&D spending. In the first quarter of 2003, participations in R&D expenses were significantly lower (down 33%), reflecting the increased expenditures on projects with lower or no third-party participation.

In March 2003, Teva announced the successful completion of two Phase III clinical trials of rasagiline in advanced Parkinson's disease patients. In both trials statistically significant results for the primary end-point were achieved. Each of the studies which compared once daily doses of rasagiline to a placebo as an adjunct treatment to Levodopa, demonstrated significant reductions in the duration of the "off" time (a state in which patients are unable to function normally). The results of these two trials follow the successful results of an early Phase III trial that demonstrated the efficacy of rasagiline as mono-therapy in early stage Parkinson's disease patients. Rasagiline is expected to be submitted for regulatory approval in North America and Europe during the second half of 2003. The development of rasagiline is part of a long-term strategic alliance for global co-development and marketing in Europe between Teva and H. Lundbeck A/S. Under the terms of the Agreement, Lundbeck will market rasagiline in Europe and in a number of overseas markets, in a joint effort with Teva, while Teva retains exclusive marketing rights in the rest of the world, including North America.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 33% over those of the comparable quarter. This increase resulted from a number of factors including the consolidation of the two new European subsidiaries, higher legal expenses and higher insurance premiums. The increased legal expenses were largely discretionary, as they relate primarily to patent challenges which follow Paragraph IV ANDA filings. Higher insurance premiums principally reflected higher insurance industry premiums generally. SG&A expenses of both the first quarters 2003 and 2002, exclude amortization of goodwill, as this has not been required since January 1, 2002.

SG&A as a percentage of sales were 16.2% compared to 17.0% in the comparable quarter of 2002.

Financial Expenses

Net financial expenses in the quarter decreased 45% to $4 million, compared with the same period last year. This was due mainly to the low coupon (0.375%) on the November 2002 offering of $450 million of senior convertible debentures, several interest rate swap transactions executed during 2002, which resulted in effective substantial lower interest payments on certain long term debt and the continued generation of cash from Teva's operating activities.

Tax Rate

The rate of tax for the first quarter of 2003 was 21.5% as compared to 17.6% in the first quarter of 2002, and 17.0% for all of 2002. The increased tax rate sequentially represents the expiration of certain tax benefits relating to Copaxone® and one of Teva's Approved Enterprises in Israel. Teva expects to gradually begin to realize a new tax benefit on incremental Copaxone® sales beginning in 2004, as a result of building a second production facility for Copaxone® in the south of Israel in a tax-advantaged zone. The rate of tax fluctuates with the source mix of taxable income. The tax rate for the first quarter of 2003 reflects management's estimate of the annual tax rate for the full year 2003.

Net Income

Net income for the quarter ended March 31, 2003 totaled $138 million, or $0.50. per share fully diluted, an increase over the comparable quarter of 2002 of 61% and 56%, respectively. Net income as a percentage of sales was 18.2% in the first quarter of 2003, as compared to 15.7% in the comparable quarter of 2002. The all-time high net income margin represents the above mentioned trends.

Critical Accounting Policies

The preparation of Teva's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes. Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva evaluates on an ongoing basis include those related to sales reserves and allowances, income taxes and litigation. Teva's actual results could differ from these estimates under different assumptions or conditions. Please refer to Note 1 of Teva's financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of Teva's significant accounting policies as well as to the critical accounting policies included in the above Report.

Impact of Currency Fluctuations and Inflation

Because Teva's results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint – affect Teva's results. During the first quarter of 2003, the trend of the Euro-revaluation continued and the Euro was revalued against the U.S.$ by 22% relative to the comparable quarter last year (average compared with average). The Hungarian Forint revalued by approximately 18%, and the Pound Sterling by approximately 11%. While the U.S.$ value of sales in Europe benefited by the revalued Euro, the impact on net income was mitigated by the fact that costs in Europe increased correspondingly in dollar terms as well as the costs of European raw materials purchased by Teva's non-European businesses.

In Israel, the dollar value of local sales was reduced by the devaluation of the NIS by 5% between the comparable quarters. However, as Teva's Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income. As a result, the net impact of the NIS devaluation on Teva's bottom line was positive**.**

Such European currency revaluations and the devaluation of NIS had the net effect of increasing sales by approximately $30 million in the first quarter of 2003 as compared with the first quarter of 2002, and also had a positive impact on net income, but to a much lesser extent.

Liquidity and Capital Resources

On March 31, 2003, Teva's working capital was $1.4 billion, at about the same level as at December 31, 2002. Cash and cash equivalents at March 31, 2003 amounted to $0.9 billion, as compared to $0.8 billion at December 31, 2002. Together with other capital resources, including short term and long term fixed income securities, Teva's overall liquid assets amounted to $1,324 million at March 31, 2003 as compared to $1,148 million as of December 31, 2002.

Cash provided by operating activities during the first quarter of 2003 amounted to $204 million compared with $103 million in the first quarter of 2002 and $354 million for the entire 2002. The high level of cash generated from operating activities during this quarter reflects higher net earnings, as well as the decrease in trade accounts receivables balances which increased towards the end of 2002 as a result of the high sales volumes of Amox/Clav.

Inventories increased by $52 million during the first three months of 2003. Inventories have been built up to secure a high level of customer service, which Teva believes to be a cost-effective measure in light of the low interest rate environment.

Investment in property, plant and equipment in the first quarter of 2003 amounted to $37 million, compared to $27 million in the comparable quarter last year. Depreciation and amortization amounted to $30 million in the first quarter of 2003, as compared to $24 million in the comparable quarter of 2002.

Short-term credit includes Teva's Senior Convertible Debentures due 2005 as the holders have the right to put the notes in October 2003. As of today, this put option is not in the money as the price for Teva's ADRs is above the strike price.

Shareholders' equity reached approximately $2 billion at March 31, 2003, reflecting an increase of $152 million over the level at December 31, 2002, comprising mainly the net income generated this quarter and positive translation differences, especially as a result of the strengthening of the Canadian Dollar, less the dividend distributed during the quarter.

Teva's principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva's cash is generally invested in short and long-term investments that bear fixed and floating interest rates.

Teva continues to review additional opportunities to acquire companies in the generic pharmaceuticals industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the "Quantitative and Qualitative Disclosures About Market Risk" section (Item 11) in Teva's Annual Report on Form 20-F for the year ended December 31, 2002.

LEGAL PROCEEDINGS

Reference is made to the "Legal Proceedings" section in Teva's Annual Report on Form 20-F for the year ended December 31, 2002. Except as described below, there were no material developments to such legal proceedings during the quarter ended March 31, 2003.

On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen. The district court ruled that the U.S. patent is invalid as obvious. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. 2002 annual sales of the branded product in the U.S. were estimated to be approximately $108 million. In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg. Knoll has appealed the district court's judgment and that appeal is pending. Although Teva believes that the findings of fact and legal conclusions of the district court are well founded and that the decision will be upheld, were Knoll to be successful in its appeal, Teva USA could be required to pay damages to Knoll related to the sales of Teva USA's Hydrocodone Bitartrate and Ibuprofen Tablets and enjoined from selling that product. No provision for these matters has been included in the accounts.

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian Generic Drug Manufacturers, including Novopharm Limited, a Teva subsidiary. The claims seek to proceed with a class action for damages based on alleged marketing practices of Generic Drug Manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval and Novopharm intends to contest the authorization of both as class actions. In addition, Novopharm has been advised by counsel that it has meritorious defenses and intends to defend these cases vigorously. No provision for these matters has been included in the accounts.

On April 30, 2003, GlaxoSmithKline and Teva announced the settlement of all litigation pending between them relating to the patent actions regarding Nabumetone, the generic version of GSK's Relafen® and the antitrust claims asserted by Teva related to such patent litigation. The nature of the consideration to Teva involved in this settlement could vary depending upon the outcome of Hart-Scott Rodino review and the applicable waiting period. Teva expects to record the financial impact of this settlement in the second quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 1, 2003.